TWO ROADS SHARED TRUST

CLASS R

MASTER DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

As Amended: January 20, 2017

Fund Name	Maximum Aggregate Distribution Fee Rate and Shareholder Servicing Fee Rate
Hanlon Managed Income Fund	0.50%
Hanlon Tactical Dividend and Momentum Fund	0.50%
Satuit West Shore Real Return Fund	0.25%